NEWS RELEASE

Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions

Vancouver, BC – June 26, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) (“Orla” or the "Company") is pleased to provide an update on its exploration activities at Camino Rojo Sulphide Extension from the first half of 2024.

Highlight results:

- *4.57 g/t Au, 19.4 g/t Ag, 2.56% Zn, (6.16 g/t AuEq) over 15m, incl. 51.1 g/t Au, 8.08% Zn over 0.8m*
- *6.72 g/t Au, 7.7 g/t Ag, 0.79% Zn (7.24 g/t AuEq) over 6.6m, incl. 78.6 g/t Au, 8.24% Zn over 0.5m*
- *3.49 g/t Au, 7.60 g/t Ag, 1.06% Zn (4.12 AuEq) over 9.8m, incl. 16.6 g/t Au, 5.63% Zn over 1.5m*
- *86% gold recovery rate via bottle roll tests*

2024 Camino Rojo Extension Exploration Results (Mexico):

This press release provides results from 19 drill holes and 13,500 metres drilled as part of the 30,000-metre Camino Rojo Extension drill program planned for 2024. To date, 13 significant mineralized drill intersections outside the current resource have been identified, with a grade-by-thickness factor exceeding 30 g/t AuEq per metre (g/t*m). The estimated true width of these intersections ranges from 5.7 to 21.4 metres. Narrower intervals, ranging from 0.4 to 1.6 metres, returned higher gold grades of 10.0 g/t to 78.6 g/t, and zinc values from 1.0% to 18.8%, often as part of wider zones of polymetallic mineralization ranging from a few metres to several tens of metres in core length.

Metallurgical Testing:

Cyanide bottle roll test work on the recent Extension drill holes showed an 86% gold recovery rate, rougher flotation yielded 84% gold recovery, and open-circuit zinc cleaner tests produced a concentrate grading 51.3% zinc and a 94% zinc recovery rate. These positive metallurgical results are consistent with the results of last year's gold recoveries of 81%-96% for bottle roll and 85%-88% for rougher flotation, highlighting the potential compatibility of this new mineralization style with both standard cyanide processing and flotation methods.

Future Exploration Plans:

The drill results indicate potential expansion of the Camino Rojo Sulphide resource at depth, extending beyond the current mineral resource down plunge by 500 metres and down dip by 300 metres. This high-grade polymetallic (Au-Ag-Zn) semi-massive to massive replacement style mineralization remains open at depth. The remainder of the current exploration program will focus on extending mineralization from 0.5 to 1 kilometre down-plunge of the current limit of mineral resources along the dike structures. This drilling is expected to test open mineralized trends and historical high-grade intersections to assess the broader potential of the growing Camino Rojo deposit.

“The 2024 Camino Rojo Extension drill program has yielded exciting results, including multiple significant mineralized intersections outside the current resource and excellent metallurgical testing outcomes. Our team is thrilled about continuing to expand mineralization along the dike structure and unlocking the Camino Rojo deposit’s full growth potential. Stay tuned for more updates as we continue to push the boundaries of exploration and discovery!”

- Sylvain Guerard, Orla’s Senior Vice President, Exploration

Drill hole detailed highlights:

HOLE-ID	From (m)	Core Length (m)	Au g/t	Ag g/t	Zn %	Pb %	Cu %	AuEq g/t
CRSX24-25E	744.0	**15.0**	**2.40**	**9.23**	**0.44**	**0.04**	**0.02**	**2.77**
incl.	750.0	3.00	6.19	16.7	0.11	0.07	0.03	6.50
incl.	757.5	1.50	5.14	27.7	1.25	0.07	0.06	6.18
And	769.5	**9.75**	**3.49**	**7.63**	**1.06**	**0.02**	**0.02**	**4.12**
incl.	769.5	1.50	16.6	31.5	5.63	0.04	0.07	19.8
And	924.0	**13.5**	**2.38**	**11.9**	**0.76**	**0.01**	**0.09**	**3.01**
incl.	925.0	1.00	13.1	10.9	0.17	<0.005	0.11	13.4
CRSX24-25F	1005.2	**23.4**	**1.86**	**15.2**	**0.02**	**<0.005**	**0.28**	**2.42**
incl.	1008.2	7.50	3.78	37.1	0.04	<0.005	0.70	5.16
And	1133.7	**7.25**	**3.67**	**4.23**	**6.93**	**0.01**	**0.05**	**7.19**
incl.	1135.0	1.35	8.24	11.7	10.8	0.02	0.10	13.8
And	1151.7	**0.85**	**45.4**	**54.9**	**0.89**	**0.90**	**0.08**	**46.9**
CRSX24-25G	1015.2	**17.2**	**3.25**	**8.55**	**0.09**	**<0.005**	**0.16**	**3.61**
incl.	1027.3	0.50	13.3	57.2	0.20	<0.005	1.24	15.7
CRSX24-31B	925.8	**15.0**	**4.57**	**19.4**	**2.56**	**0.04**	**0.08**	**6.16**
incl.	934.1	0.75	51.1	44.3	8.08	0.04	0.16	55.8
incl.	940.0	0.70	10.6	35.5	8.28	0.12	0.10	15.3
CRSX24-34A	775.6	**12.4**	**3.15**	**5.04**	**0.19**	**0.01**	**0.02**	**3.34**
incl.	785.9	0.60	50.0	3.10	0.06	0.01	0.01	50.1
CRSX24-37A	845.9	**6.60**	**6.72**	**7.71**	**0.79**	**<0.005**	**0.03**	**7.24**
incl.	850.6	0.45	78.6	51.0	8.24	0.03	0.10	83.4

Metal prices used in gold equivalent calculation: Au = $1,750/oz, Ag = $21 / oz, Zn = $1.20/lb, Pb = $0.90/lb, Cu = $3.50/lb. See "Gold Equivalent Calculation" below for additional information. All prices in USD. All composites are in the Camino Rojo Extension.

Significance of Au, Ag, Zn and now Cu results

These first results from the 2024 exploration program demonstrate significant potential for additional gold, silver, and zinc mineralization associated with polymetallic replacement style mineralization beneath the Caracol-hosted sulphide deposit, the main host rock of the current mineral resources. Recent intersections highlight an increase in copper mineralization, extending from approximately 250 to 500 metres down-plunge from the existing resource limit, and remaining open down plunge, adding a new component to the emerging down-plunge extension potential. Notable copper intersections include 0.7% Cu over 7.5 metres (hole CRSX24-25F), 1.24% Cu over 0.5 metres (hole CRSX24-25G), and 2.74% Cu over 1.1 metres (hole CRSX24-36B). The increased copper grades are associated with skarn-type mineralization and alteration, as well as sulphide replacement mineralization. The occurrence of elevated copper values further supports the interpreted main feeder structures of the mineralized system and provides a down-plunge vector for further drilling during the remainder of the ongoing program.

The geometry of polymetallic replacement style mineralization consists of shallow-dipping, bedding-parallel, and steep-dipping, dike-parallel domains. This mineralization extends at least 500 metres down-plunge from the existing resource and 50 to 250 metres laterally from the dike structures and other secondary interpreted feeder structures.

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 60-98% of the reported interval for all composites >5 grade-by-thickness factor (Au g/t*m). See Table 1 in the Appendix of this news release for estimated true widths of individual composites. A standard sampling length of 1.5 metre is used with a minimum of 0.5 metre when required based on geologic contacts. Drill core is mainly HQ diameter, with reduction to NQ where necessary due to drilling depth. The reported composites were not subject high to "capping". Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 1.0 g/t Au cut-off grade and maximum 6 metres consecutive waste.

Figure 1: Plan View Showing Location of Reported Drill Holes



CAMINO ROJO EXTENSION
PLAN VIEW
ORLA CLAIM BOUNDARY
Fresnillo Layback
CRSX24-36
CRSX24-28
CRSX23-30
CRSX24-25
CRSX24-33
CRSX24-37
CRSX24-31
CRSX24-34
CRSX24-32
N
400m
REPORTED DRILL COLLAR
OXIDE PIT OUTLINE 2021 FS
Kp DOMAIN
Pervasive Potassic Alteration
DIKE FAULT ZONE
BRECCIA FAULT ZONE

Figure 2: Camino Rojo Long Section Overview



CAMINO ROJO
LONGITUDINAL SECTION LOOKING NW
Ultimate Oxide Pit
Open Pit Sulphide Resource
1.2 Km
Caracol
Indidura
Cuesta del Cura
La Peña
Cupido
200m
400m
600m
800m
1000m
1200m
1400m
1600m
Open
Open
Open
Camino Rojo Extension
1 Km
H1 2024
H2 2024
Block Grade
> 2g/t Au
Reported in this press release
In Progress
H2 2024 Drill Plan
1 Km

Figure 3: Camino Rojo Long Section Drill Result Highlights. All reported composites are in the Camino Rojo Extension



CAMINO ROJO
INCLINED LONGITUDINAL SECTION
+/-125m Looking NW
CRSX24-31A
5.3m @ 2.40g/t AuEq
incl. 0.5m @ 19.3g/t AuEq
0.9m @ 23.6g/t AuEq
CRSX24-25E
13.5m @ 3.01g/t AuEq
incl. 1.0m @ 13.4g/t AuEq
CRSX23-22C
11.7m @ 6.25g/t AuEq
incl. 1.7m @ 34.7g/t AuEq
CRSX23-22A
5.6m @ 12.8g/t AuEq
incl. 0.7m @ 30.1g/t AuEq
incl. 1.7m @ 25.9g/t AuEq
CR12-366D
46.5m @ 5.26g/t AuEq
incl. 4.5m @ 19.7g/t AuEq
incl. 1.5m @ 36.0g/t AuEq
CRSX24-36B
23.5m @ 2.37g/t AuEq
CRSX24-25G
17.2m @ 3.61g/t AuEq
incl. 0.5m @ 15.7g/t AuEq
2.7m @ 6.79g/t AuEq
incl. 0.8m @ 22.0g/t AuEq
CR14-548D
3m @ 13.9g/t AuEq
incl. 1.5m @ 26.3g/t AuEq
CRSX24-25F
7.3m @ 7.19g/t AuEq
incl. 1.3m @ 13.8g/t AuEq
0.8m @ 46.7g/t AuEq
CRSX24-25F
23.4m @ 2.42g/t AuEq
incl. 7.5m @ 5.16g/t AuEq
CRSX24-25E
2.1m @ 15.1g/t AuEq
incl. 0.5m @ 25.7g/t AuEq
incl. 0.5m @ 26.3g/t AuEq
CRSX24-37A
6.6m @ 7.24g/t AuEq
incl. 0.5m @ 83.4g/t AuEq
CRSX24-34A
12.4m @ 3.34g/t AuEq
incl. 0.6m @ 50.1g/t Au
CRSX24-37B
0.7m @ 16.6g/t AuEq
CRSX24-31B
15.0m @ 6.16g/t AuEq
incl. 0.8m @ 55.8g/t AuEq
incl. 0.7m @ 15.3g/t AuEq
CR14-579D
10.5m @ 21.9g/t AuEq
incl. 1.5m @ 60.0g/t AuEq
incl. 1.5m @ 41.8g/t AuEq
CRSX24-37B
0.5m @ 18.0g/t AuEq
0.5m @ 16.1g/t AuEq
Current Limit of Resources
Kp Domain
Pervasive Potassic Alteration
Indidura
Cuesta del Cura
La Peña
Cupido
Cu Trend
Main Drilling Target Area
900m
1000m
1100m
1300m
1400m
1500m
AuEq g/t
> 20
10-20
5-10
1-5
>1% Cu
Reported in this press release
News release dated February 22, 2024
Historical Results
500m

Metal prices used in gold equivalent calculation: Au = $1,750/oz, Ag = $21 / oz, Zn = $1.20/lb, Pb = $0.90/lb, Cu = $3.50/lb. See “Gold Equivalent Calculation” below for additional information. All prices in USD. All composites are in the Camino Rojo Extension.

Figure 4: Camino Rojo Long Section Drill Result Highlights and Planned Holes



CAMINO ROJO
INCLINED LONGITUDINAL SECTION
+/-125m Looking NW
Current Limit of Resources
Kp Domain
Pervasive Potassic Alteration
Indidura
Cuesta del Cura
La Peña
Cupido
Cu Trend
Main Drilling Target Area
900m
1000m
1100m
1200m
1300m
1400m
1500m
>1% Cu
Reported in this press release
In Progress
H2 2024 Drill Plan
AuEq g/t
> 20
10-20
5-10
1-5
500m

Figure 5: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX24-31. All reported composites are in the Camino Rojo Extension



CRSX24-31A, B & C
CROSS SECTION – LOOKING NORTHEAST
Camino Rojo Sulphides – 50m Section Extent
Intercepts
Camino Rojo Extension
(Reported in this press release)
Camino Rojo Sulphide
(News release dated January 25, 2024)
Historical
Histogram Scale
Au g/t
Au GXM
(Grade x Thickness)
> 50
30 - 50
20 - 30
10 - 20
5 - 10
< 5
Breccia Fault Zone
Dike Fault Zone
Current Limit of Resources
Sulphide Resource
Caracol
Indidura
Cuesta del Cura
La Peña
Cupido
200m
400m
600m
800m
1000m
CRSX24-31A
5.3m @ 2.40g/t AuEq
incl. 0.5m @ 19.3g/t AuEq
CRSX24-31A
0.9m @ 23.6g/t AuEq
CRSX24-31C
5.1m @ 4.32g/t AuEq
CRSX24-31B
15.0m @ 6.16g/t AuEq
incl. 0.8m @ 55.8g/t AuEq
incl. 0.7m @ 15.3g/t AuEq
CR14-579D
10.5m @ 21.9g/t AuEq
incl. 1.5m @ 60.0g/t AuEq
incl. 1.5m @ 41.8g/t AuEq
incl. 1.5m @ 16.4g/t AuEq
CRSX24-31B
1.5m @ 10.8g/t AuEq
CRSX24-31B
5.5m @ 3.89g/t AuEq
CRSX24-31C
1.5m @ 14.2g/t AuEq
Camino Rojo Extension
500m
Cut off grade 1.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Figure 6: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX24-25. All reported composites are in Camino Rojo Extension



CRSX24-25E & F
CROSS SECTION – LOOKING NORTHEAST
Camino Rojo Sulphides – 50m Section Extent
Intercepts
Camino Rojo Extension
(Reported in this press release)
Camino Rojo Sulphide
(News release dated February 7, 2024)
Historical
Histogram Scale
Au g/t
Au GXM
(Grade x Thickness)
> 50
30 - 50
20 - 30
10 - 20
5 - 10
< 5
Breccia Fault Zone
Dike Fault Zone
Current Limit of Resources
Sulphide Resource
Caracol
Indidura
Cuesta del Cura
La Peña
Cupido
200m
400m
600m
800m
1000m
CRSX24-25F
1.5m @ 10.0g/t AuEq
CR14-563G
10.5m @ 6.39g/t AuEq
incl. 1.5m @ 21.6g/t AuEq
CRSX24-25F
23.4m @ 2.42g/t AuEq
incl. 7.5m @ 5.16g/t AuEq
CRSX24-25F
7.3m @ 7.19g/t AuEq
incl. 1.3m @ 13.8g/t AuEq
0.8m @ 46.9g/t AuEq
CRSX24-25E
13.5m @ 3.01g/t AuEq
incl. 1.0m @ 13.4g/t AuEq
CRSX24-25E
4.5m @ 4.31g/t AuEq
incl. 0.6m @ 17.6g/t AuEq
CRSX24-25E
10.4m @ 1.78g/t AuEq
incl. 0.6m @ 12.9g/t AuEq
CRSX24-25E
2.1m @ 15.1g/t AuEq
incl. 0.5m @ 25.7g/t AuEq
incl. 0.5m @ 26.3g/t AuEq
Camino Rojo Extension
500m
Cut off grade 1.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 (“NI 43-101”).

To verify the information related to the 2024 drilling programs at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2024 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Minerals and ALS Laboratories are independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional information on the Company’s previously reported drill results, see the Company’s press releases dated February 4, 2021 (*Orla Mining Provides Exploration Update*), September 12, 2022 (*Orla Mining Advances Exploration & Growth Pipeline*), January 31, 2023 (*Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico*) and February 7, 2024 (*Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results*). Historical drill results at Camino Rojo were completed by Goldcorp. Inc. (“Goldcorp”), a prior owner of the project. The Company’s independent qualified person, Independent Mining Consultants, Inc. was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Goldcorp (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Camino Rojo Report, and that the Goldcorp QA/QC program met or exceeded industry standards. See the Camino Rojo Report for additional information.

Gold Equivalent Calculations

The following metal prices in USD were used for the gold metal equivalent calculations: $1,750/oz gold, $21/oz silver, $0.90/lb lead, $1.20/lb zinc, and $3.50/lb copper. Metal recoveries on the Sulphide Extension, based on the total recovery for the sulphide portion of the existing resource estimate, were 86% for gold, 76% for silver, 60% for lead, and 64% for zinc, and based on a preliminary study of similar carbonate replacement deposits were assumed to be 85% for copper. Metal recoveries on the Camino Rojo Extension, based on a preliminary metallurgical study, were 88% for gold and 92% for zinc, and based on a preliminary study of similar carbonate replacement deposits were assumed to be 85% for silver, 85% for lead and 85% for copper.

The following equations were used to calculate gold equivalence:

- Camino Rojo Sulphide AuEq = Au (g/t) + [Ag (g/t) * 0.0106] + [Pb (%) * 0.2460] + [Zn (%) * 0.3499] + [Cu (%) * 1.3555]
- Camino Rojo Extension AuEq = Au (g/t) + [Ag (g/t) * 0.0116] + [Pb (%) * 0.3406] + [Zn (%) * 0.4916] + [Cu (%) * 1.3247]

Analyzed metal equivalent calculations are reported for illustrative purposes only. The metal chosen for reporting on an equivalent basis is the one that contributes the most dollar value after accounting for the recoveries used above.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 13,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at Camino Rojo based on the 2024 drill program, including the potential for additional gold, silver and zinc mineralization, and other statements regarding the remainder of the Company's 2024 drill program, including the expected benefits and results thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus ("COVID-19") on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral

reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Sulphide Extension Composite Drill Results (Composites 1g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Est. True Width (m)	Au g/t	Ag g/t	Cu ppm	As ppm	Pb ppm	Zn ppm	Mo ppm	AuEq*	Au GXM	AuEq GXM	Including 10g/t Au HG	Litho	Met Code	Resources Pit	Recovery Fm
CRSX23-28	524.95	526.50	1.5	1.4	1.62	5.5	45	1970	150	804	0.5	1.71	2.50	2.65		Caracol	SX	Y	Sulphide
CRSX23-28	572.50	574.00	1.5	1.3	2.73	16.1	64	5440	1635	2600	1.0	3.04	4.10	4.56		Caracol	SX	Y	Sulphide
CRSX23-28	581.50	587.90	6.4	5.6	2.86	15.2	92	5791	941	2962	1.2	3.16	18.30	20.23		Caracol	SX	Y	Sulphide
CRSX23-28	594.00	595.50	1.5	1.3	1.29	2.8	38	3130	168	202	1.0	1.34	1.94	2.00		Caracol	SX	Y	Sulphide
CRSX23-28	597.00	616.75	19.8	17.2	1.06	9.0	105	1294	678	2441	1.3	1.27	20.98	25.17		Caracol	SX	Y	Sulphide
CRSX23-28	624.50	630.50	6.0	5.2	2.02	6.3	112	1901	264	955	1.5	2.14	12.12	12.86		Caracol	SX	Y	Sulphide
CRSX23-28	638.00	641.70	3.7	3.2	1.22	11.7	72	1933	1381	1403	1.0	1.44	4.52	5.32		Caracol	SX	Y	Sulphide
CRSX23-28	643.50	648.00	4.5	3.9	1.17	3.3	57	890	285	1420	1.0	1.27	5.25	5.70		Caracol	SX	Y	Sulphide
CRSX23-28	657.00	658.50	1.5	1.3	2.40	2.9	26	1220	35	41	1.0	2.44	3.60	3.65		Caracol	SX	Y	Sulphide
CRSX23-28	666.00	670.50	4.5	3.9	3.98	4.2	40	1563	115	295	1.0	4.04	17.91	18.19		Caracol	SX	Y	Sulphide
CRSX23-28	681.00	685.50	4.5	3.9	5.40	4.7	28	3080	65	109	1.0	5.46	24.29	24.56	1.5m @ 11.03g/t AuEq (10.95g/t Au, 6.3g/t Ag, 0% Cu, 0.01% Pb, 0.02% Zn)	Caracol	SX	Y	Sulphide
CRSX23-28	693.00	696.00	3.0	2.6	1.18	4.9	74	779	315	79	1.0	1.25	3.53	3.74		Caracol	SX	Y	Sulphide
CRSX23-28	703.00	704.50	1.5	1.3	3.47	3.3	35	3200	105	155	4.0	3.52	5.21	5.28		Caracol	SX	Y	Sulphide
CRSX23-28	713.50	742.90	29.4	22.6	2.30	4.3	65	1043	275	478	1.8	2.37	67.49	69.77		Caracol	SX	Y	Sulphide
CRSX23-28	749.00	750.50	1.5	1.3	3.05	41.1	192	732	7830	3310	1.0	3.82	4.58	5.73		Caracol	SX		Sulphide
CRSX23-28	764.00	775.00	11.0	9.5	2.15	8.5	79	1740	1197	2128	1.0	2.36	23.68	25.93		Caracol	SX		Sulphide
CRSX23-28	787.00	805.05	18.1	14.0	1.19	3.0	45	1134	208	1171	1.0	1.27	21.45	22.97		Caracol	SX		Sulphide
CRSX23-28	979.40	982.70	3.3	2.8	1.99	1.9	485	125	17	1168	11.4	2.14	6.58	7.05		979.4 - 982.6 Indidura 982.6 - 982.7 Porph Intrusives - hdb-bi-pl	SX		Extension
CRSX23-28	1009.15	1012.10	3.0	2.4	2.68	8.7	1261	164	217	1857	14.8	3.05	7.91	8.99		1009.15 - 1010.2 Breccia 1010.2 - 1012.1 Cuesta de Cura	SX		Extension
CRSX24-25E	594.90	600.45	5.6	4.7	1.51	6.2	63	1019	722	2578	1.0	1.69	8.38	9.39		Caracol	SX	Y	Sulphide
CRSX24-25E	621.05	622.55	1.5	1.3	1.03	2.4	61	1395	45	1715	1.0	1.12	1.54	1.68		Caracol	SX	Y	Sulphide
CRSX24-25E	637.55	639.05	1.5	1.3	6.74	13.4	295	10400	190	1400	2.0	6.98	10.11	10.46		Caracol	SX	Y	Sulphide
CRSX24-25E	663.05	669.05	6.0	5.1	1.08	0.9	51	94	24	53	1.0	1.10	6.49	6.60		Caracol	SX	Y	Sulphide
CRSX24-25E	678.05	679.55	1.5	1.3	4.69	6.9	68	2070	124	25800	1.0	5.68	7.04	8.52		Caracol	SX	Y	Sulphide
CRSX24-25E	711.05	724.50	13.5	11.5	2.05	14.3	116	1975	1861	5020	1.3	2.44	27.54	32.77		Caracol	SX		Sulphide
CRSX24-25E	735.00	736.50	1.5	1.3	1.23	6.3	107	1270	52	53	1.0	1.31	1.84	1.96		Caracol	SX		Sulphide
CRSX24-25E	744.00	759.00	15.0	12.9	2.40	9.2	190	815	378	4410	3.9	2.77	36.05	41.48		Indidura	SX		Extension
CRSX24-25E	769.50	779.25	9.8	8.3	3.49	7.6	157	997	160	10591	8.2	4.12	33.98	40.17	1.5m @ 19.84g/t AuEq (16.6g/t Au, 31.5g/t Ag, 0.07% Cu, 0.04% Pb, 5.63% Zn)	Indidura	SX		Extension
CRSX24-25E	809.50	815.00	5.5	4.7	1.17	7.7	278	632	163	2986	6.3	1.45	6.43	7.96		Indidura	SX		Extension
CRSX24-25E	871.00	872.50	1.5	1.3	1.59	3.5	527	1375	28	2160	5.0	1.80	2.38	2.70		FG Intrusives - hdb-bi-pl	SX		Extension
CRSX24-25E	881.80	883.20	1.4	1.2	1.25	7.7	227	2880	219	2550	11.0	1.50	1.74	2.10		Indidura	SX		Extension
CRSX24-25E	887.50	889.00	1.5	1.3	1.13	4.4	83	403	39	1655	1.0	1.27	1.70	1.91		Indidura	SX		Extension
CRSX24-25E	890.50	892.00	1.5	1.3	1.22	6.3	202	1330	50	1770	1.0	1.40	1.82	2.11		Indidura	SX		Extension
CRSX24-25E	924.00	937.50	13.5	11.5	2.38	11.9	897	1671	67	7585	6.0	3.01	32.11	40.64	1m @ 13.41g/t AuEq (13.05g/t Au, 10.9g/t Ag, 0.11% Cu, <0.005% Pb, 0.17% Zn)	924 - 925 FG Intrusives - hdb-bi-pl 925 - 937.5 Cuesta de Cura	SX		Extension
CRSX24-25E	957.55	962.00	4.5	3.8	4.01	2.0	386	44	17	4648	7.2	4.31	17.85	19.20	0.6m @ 17.59g/t AuEq (16.65g/t Au, 3.5g/t Ag, 0.11% Cu, <0.005% Pb, 1.54% Zn)	Cuesta de Cura	SX		Extension

CRSX24-25E	970.60	981.00	10.4	8.8	1.27	1.6	74	1403	43	9881	5.0	1.78	13.16	18.53	0.6m @ 12.88g/t AuEq (10.1g/t Au, 14.4g/t Ag, 0.06% Cu, 0.01% Pb, 5.16% Zn)	Cuesta de Cura	SX		Extension
CRSX24-25E	1006.20	1007.70	1.5	1.3	1.84	3.8	136	169	44	19650	2.0	2.87	2.76	4.30		Cuesta de Cura	SX		Extension
CRSX24-25E	1042.90	1043.40	0.5	0.4	9.49	13.1	293	1195	46	6700	4.0	10.01	4.75	5.01		Cuesta de Cura	SX		Extension
CRSX24-25E	1072.15	1074.00	1.8	1.6	4.40	16.7	152	1080	329	10914	0.8	5.16	8.14	9.55		Cuesta de Cura	SX		Extension
CRSX24-25E	1113.40	1115.55	2.1	1.6	12.43	8.1	371	1450	72	52237	0.6	15.14	26.71	32.55	0.5m @ 25.67g/t AuEq (21.1g/t Au, 18.6g/t Ag, 0.09% Cu, 0.01% Pb, 8.62% Zn) 0.5m @ 26.26g/t AuEq (21.4g/t Au, 13.1g/t Ag, 0.04% Cu, 0.02% Pb, 9.46% Zn)	Cuesta de Cura	SX		Extension
CRSX24-25E	1142.85	1143.85	1.0	0.8	3.03	4.3	491	585	60	58700	0.5	6.03	3.03	6.03		La Peña	SX		Extension
CRSX24-25F	649.55	651.05	1.5	1.2	1.91	2.5	95	2430	48	1175	1.0	1.99	2.87	2.99		Caracol	SX	Y	Sulphide
CRSX24-25F	687.00	688.06	1.1	0.8	1.44	2.0	67	4890	59	65	1.0	1.47	1.53	1.56		Caracol	SX		Sulphide
CRSX24-25F	703.00	713.50	10.5	8.3	1.75	8.9	73	1656	1277	1537	1.9	1.94	18.35	20.34		Caracol	SX		Sulphide
CRSX24-25F	747.50	749.00	1.5	1.2	9.33	18.8	331	3810	205	8100	1.0	10.00	14.00	15.00		Indidura	SX		Extension
CRSX24-25F	807.50	809.00	1.5	1.2	1.73	23.2	451	3160	651	13950	8.0	2.76	2.59	4.14		Indidura	SX		Extension
CRSX24-25F	824.50	825.45	1.0	0.8	3.56	7.5	208	2440	210	9140	5.0	4.13	3.38	3.92		Indidura	SX		Extension
CRSX24-25F	875.85	876.35	0.5	0.4	8.85	41.1	215	1780	3140	26100	11.0	10.74	4.43	5.37		Cuesta de Cura	SX		Extension
CRSX24-25F	925.50	928.50	3.0	2.4	3.05	1.4	56	30	30	554	13.5	3.10	9.15	9.30		Cuesta de Cura	SX		Extension
CRSX24-25F	1005.15	1028.55	23.4	19.7	1.86	15.2	2821	170	25	242	5.6	2.42	43.41	56.57		Cuesta de Cura	SX		Extension
CRSX24-25F	1060.05	1061.15	1.1	0.9	2.51	122.0	6010	3460	272	14600	3.0	5.45	2.76	5.99		Cuesta de Cura	SX		Extension
CRSX24-25F	1107.35	1108.50	1.2	1.0	2.53	13.1	1380	5970	55	15950	1.0	3.65	2.91	4.20		Cuesta de Cura	SX		Extension
CRSX24-25F	1119.00	1120.50	1.5	1.3	1.67	0.7	27	3	9	11	1.0	1.68	2.50	2.52		La Peña	SX		Extension
CRSX24-25F	1133.70	1140.95	7.3	5.7	3.67	4.2	489	16710	54	69328	0.8	7.19	26.61	52.16		La Peña	SX		Extension
CRSX24-25F	1151.65	1152.50	0.8	0.7	45.40	54.9	759	444	8970	8890	1.0	46.88	38.59	39.85	0.8m @ 46.88g/t AuEq (45.4g/t Au, 54.9g/t Ag, 0.08% Cu, 0.9% Pb, 0.89% Zn)	La Peña	SX		Extension
CRSX24-25F	1180.00	1181.50	1.5	1.2	7.86	1.8	89	1140	42	28100	1.0	9.28	11.79	13.91		La Peña	SX		Extension
CRSX24-25G	748.50	750.00	1.5	1.2	4.40	5.8	107	7070	99	1095	2.0	4.54	6.60	6.81		Indidura	SX		Extension
CRSX24-25G	784.50	786.00	1.5	1.3	2.08	27.2	100	1365	4520	4730	1.0	2.80	3.12	4.19		Indidura	SX		Extension
CRSX24-25G	808.65	810.15	1.5	1.3	2.21	12.3	164	3740	728	2150	7.0	2.50	3.32	3.76		Indidura	SX		Extension
CRSX24-25G	941.00	942.50	1.5	1.2	1.25	0.3	37	8	6	209	10.0	1.26	1.87	1.89		Cuesta de Cura	SX		Extension
CRSX24-25G	982.50	984.00	1.5	1.2	1.31	0.7	117	5	6	168	1.0	1.34	1.97	2.01		Cuesta de Cura	SX		Extension
CRSX24-25G	1015.20	1032.40	17.2	13.3	3.25	8.6	1562	263	21	905	5.4	3.61	55.98	62.02	0.5m @ 15.65g/t AuEq (13.25g/t Au, 57.2g/t Ag, 1.24% Cu, <0.005% Pb, 0.2% Zn)	1015.2 - 1023.35 Cuesta de Cura 1023.35 - 1024.15 FG Intrusives - hdb-bi-pl 1024.15 - 1032.4 Cuesta de Cura	SX		Extension
CRSX24-25G	1066.50	1068.20	1.7	1.5	1.40	39.8	9480	117	19	581	3.0	3.15	2.38	5.35		Cuesta de Cura	SX		Extension
CRSX24-25G	1071.40	1090.50	19.1	14.7	1.05	34.8	7372	145	16	333	2.1	2.45	20.13	46.81		Cuesta de Cura	SX		Extension
CRSX24-25G	1124.30	1127.00	2.7	2.3	5.13	7.2	535	12139	43	30634	1.3	6.79	13.86	18.34	0.8m @ 21.95g/t AuEq (16.8g/t Au, 12.4g/t Ag, 0.07% Cu, 0.01% Pb, 9.98% Zn)	La Peña	SX		Extension
CRSX24-25G	1163.00	1164.50	1.5	1.2	1.49	0.7	175	186	17	447	23.0	1.54	2.24	2.32		La Peña	SX		Extension
CRSX24-25G	1216.85	1218.20	1.4	1.0	1.43	0.5	237	92	4	66	7.0	1.47	1.92	1.98		La Peña	SX		Extension
CRSX24-30	529.00	530.50	1.5	1.3	3.93	165.0	278	10450	19250	18250	1.0	6.83	5.90	10.24		Caracol	SX	Y	Sulphide
CRSX24-30	544.00	554.50	10.5	9.2	1.01	15.3	90	1011	1795	3082	1.4	1.33	10.56	13.99		Caracol	SX	Y	Sulphide
CRSX24-30	557.50	559.00	1.5	1.3	1.34	11.1	61	3520	702	2440	1.0	1.57	2.01	2.35		Caracol	SX	Y	Sulphide
CRSX24-30	565.00	566.50	1.5	1.3	1.19	23.4	73	1850	2890	1985	2.0	1.59	1.79	2.38		Caracol	SX	Y	Sulphide
CRSX24-30	575.50	578.50	3.0	2.6	1.83	25.5	76	2975	2147	2710	3.0	2.26	5.49	6.77		Caracol	SX	Y	Sulphide
CRSX24-30	588.00	594.00	6.0	5.3	1.25	5.9	54	1526	402	1522	1.0	1.38	7.49	8.28		Caracol	SX	Y	Sulphide
CRSX24-30	602.75	606.50	3.8	3.3	3.83	12.8	68	6229	983	1827	0.8	4.06	14.36	15.24	0.5m @ 15.2g/t AuEq (13.85g/t Au, 72.3g/t Ag, 0.03%	Caracol	SX	Y	Sulphide

															Cu, 0.67% Pb, 1.08% Zn)				
CRSX24-30	617.15	618.50	1.4	1.2	2.11	35.8	161	4020	3190	11500	1.0	2.99	2.85	4.04		Caracol	SX	Y	Sulphide
CRSX24-30	624.55	640.40	15.9	14.0	2.35	5.0	105	1504	178	940	1.0	2.46	37.27	38.92		Caracol	SX	Y	Sulphide
CRSX24-30	646.50	656.52	10.0	8.9	2.28	3.7	96	749	95	780	1.3	2.36	22.87	23.68	1m @ 15.16g/t AuEq (14.95g/t Au, 13.7g/t Ag, 0.03% Cu, 0.01% Pb, 0.06% Zn)	Caracol	SX	Y	Sulphide
CRSX24-30	664.50	708.50	44.0	39.0	3.00	6.2	111	1084	244	558	1.8	3.11	132.19	136.88	1.3m @ 12.65g/t AuEq (12.45g/t Au, 15.2g/t Ag, 0.03% Cu, 0.01% Pb, 0.01% Zn) 1.5m @ 32.92g/t AuEq (32.4g/t Au, 46g/t Ag, 0.01% Cu, 0.03% Pb, 0.01% Zn)	Caracol	SX	Y	Sulphide
CRSX24-30	722.00	728.00	6.0	4.3	3.79	5.2	72	1770	153	150	2.3	3.86	22.74	23.18		Caracol	SX	Y	Sulphide
CRSX24-30	738.60	804.50	65.9	47.4	2.60	8.6	114	2119	628	1649	1.2	2.78	171.04	182.88	0.5m @ 14.98g/t AuEq (11.5g/t Au, 163g/t Ag, 0.15% Cu, 3.06% Pb, 2.25% Zn) 0.8m @ 15.51g/t AuEq (13.9g/t Au, 77.5g/t Ag, 0.04% Cu, 1.38% Pb, 1.13% Zn)	738.6 - 798.64 Caracol 798.64 - 804.5 Indidura	SX	Y	Sulphide
CRSX24-30	831.50	833.00	1.5	1.1	1.01	2.4	34	631	71	196	3.0	1.05	1.52	1.58		Indidura	SX		Extension
CRSX24-30	846.50	848.00	1.5	1.3	2.04	6.8	171	1700	91	4160	6.0	2.35	3.06	3.52		Indidura	SX		Extension
CRSX24-30	852.50	854.00	1.5	1.3	1.78	0.8	38	268	15	108	1.0	1.80	2.67	2.70		Indidura	SX		Extension
CRSX24-30	942.00	943.50	1.5	1.3	2.60	4.3	96	1085	199	99	1.0	2.67	3.90	4.01		FG Intrusives - hdb-bi-pl	SX		Extension
CRSX24-30	952.50	955.50	3.0	2.7	4.84	2.3	410	153	33	1181	20.0	4.98	14.52	14.94		952.5 - 952.93 FG Intrusives - hdb-bi- pl 952.93 - 955.5 Indidura	SX		Extension
CRSX24-30B	528.00	529.50	1.5	1.4	1.05	64.7	222	2650	5520	1805	1.0	1.97	1.58	2.95		Caracol	SX	Y	Sulphide
CRSX24-30B	538.50	540.00	1.5	1.4	1.23	14.4	86	1845	1915	3320	1.0	1.56	1.85	2.34		Caracol	SX	Y	Sulphide
CRSX24-30B	559.50	607.50	48.0	43.3	1.37	7.1	132	1458	495	1165	1.6	1.52	65.73	72.73		Caracol	SX	Y	Sulphide
CRSX24-30B	616.90	618.50	1.6	1.4	3.33	13.7	172	4180	1260	1560	2.0	3.58	5.33	5.73		Caracol	SX	Y	Sulphide
CRSX24-30B	627.50	681.00	53.5	37.5	2.43	7.5	157	1556	344	693	1.2	2.57	130.08	137.23	1.7m @ 14.17g/t AuEq (13.95g/t Au, 13.1g/t Ag, 0.06% Cu, 0.02% Pb, 0.02% Zn)	Caracol	627.5 - 647.4 SX 647.4 - 655.85 655.85 - 681 SX	Y	Sulphide
CRSX24-30B	688.00	710.50	22.5	15.8	1.04	10.2	90	1105	1701	2437	1.7	1.29	23.42	28.99		Caracol	SX	Y	Sulphide
CRSX24-30B	724.00	825.50	101.5	72.0	3.05	7.2	116	2459	341	1713	2.5	3.21	309.54	325.80	1.3m @ 19.48g/t AuEq (19.35g/t Au, 10g/t Ag, 0.01% Cu, 0.01% Pb, 0.01% Zn) 0.9m @ 12.26g/t AuEq (11.2g/t Au, 85.8g/t Ag, 0.03% Cu, 0.21% Pb, 0.16% Zn) 1.4m @ 31.55g/t AuEq (30.8g/t Au, 56.3g/t Ag, 0.08% Cu, 0.09% Pb, 0.07% Zn) 1.5m @ 11.69g/t AuEq (11.45g/t Au, 19.3g/t Ag, 0.01%	724 - 780.45 Caracol 780.45 - 783.15 Breccia 783.15 - 808.4 Caracol 808.4 - 825.5 Indidura	SX	Y	724 - 818.5 Sulphide 818.5 - 825.5 Extension

														Cu, 0.02% Pb, 0.04% Zn)				
CRSX24-30B	835.50	862.00	26.5	19.0	1.65	4.5	94	1611	76	2150	2.9	1.82	43.72	48.30	1.1m @ 11.53g/t AuEq (11.35g/t Au, 4.2g/t Ag, 0.01% Cu, <0.005% Pb, 0.24% Zn)	Indidura	SX	Y	Extension
CRSX24-30B	916.02	919.65	3.6	3.2	3.54	88.1	644	7162	1011	43106	7.1	6.80	12.83	24.67		916.02 - 919.2 Breccia 919.2 - 919.65 FG Intrusives - hdb-bi-pl	SX		Extension
CRSX24-30B	928.75	935.75	7.0	6.2	1.98	4.0	199	416	46	3592	3.2	2.23	13.86	15.61		928.75 - 931.82 FG Intrusives - hdb-bi-pl 931.82 - 932.74 Indidura 932.74 - 934.7 FG Intrusives - hdb-bi-pl 934.7 - 935.75 Indidura	SX		Extension
CRSX24-31A	568.85	573.70	4.9	3.8	2.42	6.0	127	1643	598	2706	1.0	2.61	11.73	12.66		Caracol	568.85 - 573 SX 573 - 573.7 NR	Y	Sulphide
CRSX24-31A	598.70	607.00	8.3	6.2	2.53	7.6	130	3745	556	3303	7.7	2.76	21.04	22.93	1.1m @ 13.94g/t AuEq (13.05g/t Au, 32g/t Ag, 0.04% Cu, 0.05% Pb, 1.4% Zn)	Caracol	SX	Y	Sulphide
CRSX24-31A	627.00	632.50	5.5	4.1	1.12	2.1	79	2348	86	223	1.3	1.16	6.16	6.39		Caracol	SX	Y	Sulphide
CRSX24-31A	648.50	650.00	1.5	1.3	1.93	2.2	68	1495	98	463	3.0	1.98	2.90	2.97		Caracol	SX	Y	Sulphide
CRSX24-31A	655.50	657.00	1.5	1.1	2.56	1.6	77	2090	61	207	4.0	2.60	3.84	3.89		Caracol	SX	Y	Sulphide
CRSX24-31A	661.10	662.80	1.7	1.3	1.31	6.6	216	205	283	4090	2.0	1.56	2.23	2.65		Caracol	SX	Y	Sulphide
CRSX24-31A	700.70	702.60	1.9	1.7	4.62	20.6	520	4617	566	24226	2.4	5.77	8.79	10.97		Indidura	SX	Y	Sulphide
CRSX24-31A	714.50	716.00	1.5	1.3	12.55	19.1	209	15550	502	10850	1.0	13.35	18.83	20.02	1.5m @ 13.35g/t AuEq (12.55g/t Au, 19.1g/t Ag, 0.02% Cu, 0.05% Pb, 1.08% Zn)	Indidura	SX	Y	Extension
CRSX24-31A	729.90	730.45	0.6	0.5	7.29	38.7	830	152	2350	87100	3.0	12.21	4.01	6.72		Indidura	SX	Y	Extension
CRSX24-31A	746.00	747.50	1.5	1.3	4.27	32.1	587	2885	250	4819	0.8	4.97	6.41	7.45		Indidura	SX		Extension
CRSX24-31A	754.50	764.50	10.0	8.7	1.53	7.5	176	1490	101	3450	5.5	1.81	15.29	18.12		Indidura	SX		Extension
CRSX24-31A	814.10	819.40	5.3	4.0	1.88	6.2	231	607	70	8547	11.2	2.40	9.96	12.74	0.5m @ 19.26g/t AuEq (15.1g/t Au, 45.2g/t Ag, 0.1% Cu, 0.05% Pb, 7.08% Zn)	Indidura	SX		Extension
CRSX24-31A	832.63	835.10	2.5	1.9	1.43	7.6	529	114	110	28132	27.9	2.98	3.54	7.36		Indidura	SX		Extension
CRSX24-31A	847.70	853.20	5.5	4.2	1.15	6.7	494	813	65	4540	20.1	1.52	6.33	8.36		Indidura	SX		Extension
CRSX24-31A	877.80	878.65	0.9	0.6	22.70	60.3	811	1900	785	1370	7.0	23.60	19.30	20.06	0.9m @ 23.6g/t AuEq (22.7g/t Au, 60.3g/t Ag, 0.08% Cu, 0.08% Pb, 0.14% Zn)	Porph Intrusives - hdb-bi-pl	SX		Extension
CRSX24-31A	887.50	889.00	1.5	1.3	3.56	2.8	206	263	37	525	3.0	3.65	5.34	5.47		Porph Intrusives - hdb-bi-pl	SX		Extension
CRSX24-31A	899.00	908.60	9.6	7.3	1.57	3.9	236	822	48	2282	3.1	1.76	15.12	16.94		899 - 899.6 Breccia 899.6 - 908.6 Cuesta de Cura	SX		Extension
CRSX24-31A	920.80	921.50	0.7	0.5	3.14	23.4	506	6740	530	28900	6.0	4.92	2.20	3.44		Cuesta de Cura	SX		Extension
CRSX24-31A	927.70	928.20	0.5	0.4	7.82	7.1	203	12150	148	18250	10.0	8.83	3.91	4.42		Cuesta de Cura	SX		Extension
CRSX24-31A	953.40	962.50	9.1	7.0	1.82	2.4	146	67	14	548	2.6	1.89	16.53	17.21		Cuesta de Cura	SX		Extension
CRSX24-31A	1059.40	1063.35	3.9	3.4	1.02	6.3	456	2346	71	47424	3.2	3.49	4.03	13.78		Cuesta de Cura	SX		Extension
CRSX24-31B	546.50	551.00	4.5	3.4	3.23	11.7	96	3870	523	1261	1.4	3.42	14.51	15.39		Caracol	SX	Y	Sulphide
CRSX24-31B	602.00	612.50	10.5	8.6	8.41	15.6	172	8932	1527	3136	1.7	8.75	88.31	91.84	0.6m @ 106.16g/t AuEq (105g/t Au, 103g/t Ag, 0.02% Cu, 0.11% Pb, 0.05% Zn)	Caracol	SX	Y	Sulphide
CRSX24-31B	632.00	642.50	10.5	8.4	1.03	1.9	64	1545	60	410	2.7	1.08	10.85	11.31		Caracol	SX	Y	Sulphide

CRSX24-31B	644.00	645.50	1.5	1.2	1.14	0.9	72	367	21	492	1.0	1.17	1.70	1.76		Caracol	SX	Y	Sulphide
CRSX24-31B	657.50	659.00	1.5	1.2	3.12	4.5	110	780	78	1945	2.0	3.25	4.68	4.88		Caracol	SX	Y	Sulphide
CRSX24-31B	668.00	669.50	1.5	1.2	1.14	3.7	140	2470	132	1710	1.0	1.26	1.71	1.89		Caracol	SX	Y	Sulphide
CRSX24-31B	735.50	737.00	1.5	1.2	1.78	8.6	230	238	169	8960	1.0	2.36	2.67	3.53		Indidura	SX		Extension
CRSX24-31B	746.00	747.50	1.5	1.2	1.74	3.8	221	956	58	1525	1.0	1.89	2.60	2.83		Indidura	SX		Extension
CRSX24-31B	759.70	760.20	0.5	0.4	3.17	40.8	823	16400	6130	37400	1.0	5.80	1.59	2.90		Indidura	SX		Extension
CRSX24-31B	774.45	775.50	1.0	0.9	5.24	32.7	1500	4230	394	30700	7.0	7.34	5.50	7.71		Indidura	SX		Extension
CRSX24-31B	818.95	824.00	5.0	4.1	1.87	9.9	773	1381	42	4977	5.4	2.33	9.45	11.79	0.5m @ 16.64g/t AuEq (13.7g/t Au, 70.6g/t Ag, 0.57% Cu, 0.01% Pb, 2.77% Zn)	Indidura	TRSX		Extension
CRSX24-31B	881.50	885.20	3.7	3.0	1.11	2.5	122	1197	26	990	5.5	1.20	4.10	4.45		Cuesta de Cura	SX		Extension
CRSX24-31B	901.40	903.00	1.6	1.3	1.10	1.2	136	61	7	205	4.0	1.14	1.76	1.83		Cuesta de Cura	SX		Extension
CRSX24-31B	925.75	940.70	15.0	12.2	4.57	19.4	761	3863	402	25604	6.1	6.16	68.25	92.14	0.8m @ 55.8g/t AuEq (51.1g/t Au, 44.3g/t Ag, 0.16% Cu, 0.04% Pb, 8.08% Zn) 0.7m @ 15.26g/t AuEq (10.6g/t Au, 35.5g/t Ag, 0.1% Cu, 0.12% Pb, 8.28% Zn)	Cuesta de Cura	SX		Extension
CRSX24-31B	960.75	961.30	0.5	0.4	2.92	17.3	755	4170	255	8160	1.0	3.63	1.61	2.00		Cuesta de Cura	SX		Extension
CRSX24-31B	1043.00	1044.50	1.5	1.2	8.62	61.1	267	290	9	28200	3.0	10.75	12.93	16.13		Cuesta de Cura			Extension
CRSX24-31B	1092.05	1097.50	5.5	4.3	3.10	2.8	174	614	27	15019	0.5	3.89	16.88	21.21		Cuesta de Cura	SX		Extension
CRSX24-31C	552.50	557.95	5.5	4.1	3.90	16.1	95	3652	1420	1386	2.2	4.17	21.28	22.74		Caracol	TRSX	Y	Sulphide
CRSX24-31C	607.80	626.00	18.2	14.3	2.16	7.0	95	3761	430	1290	1.4	2.31	39.38	41.97		Caracol	SX	Y	Sulphide
CRSX24-31C	641.00	642.50	1.5	1.2	1.18	1.0	66	634	30	604	1.0	1.22	1.76	1.82		Caracol	SX	Y	Sulphide
CRSX24-31C	650.00	663.50	13.5	11.5	2.09	3.6	74	974	532	1122	1.9	2.19	28.23	29.58		Caracol	SX	Y	Sulphide
CRSX24-31C	672.50	674.00	1.5	1.2	1.10	3.4	71	5020	314	1505	1.0	1.20	1.64	1.80		Caracol	SX	Y	Sulphide
CRSX24-31C	694.50	696.00	1.5	1.2	7.26	8.0	249	3800	103	1905	1.0	7.48	10.89	11.22		Indidura	SX	Y	Extension
CRSX24-31C	710.00	711.50	1.5	1.2	2.51	59.2	384	1615	12650	26400	4.0	4.98	3.77	7.46		Indidura	SX		Extension
CRSX24-31C	742.00	748.00	6.0	4.7	1.99	2.8	145	887	64	1251	2.3	2.11	11.96	12.65		Indidura	SX		Extension
CRSX24-31C	793.70	797.50	3.8	2.9	1.71	2.6	120	887	117	1964	9.9	1.85	6.49	7.04		Indidura	SX		Extension
CRSX24-31C	834.00	839.10	5.1	4.4	2.72	7.9	431	1272	100	29494	14.1	4.32	13.88	22.05		834 - 836.1 Indidura 836.1 - 839.1 Cuesta de Cura	834 - 836.1 TRSX 836.1 - 839.1 SX		Extension
CRSX24-31C	868.50	876.25	7.8	5.8	2.34	3.1	138	1325	31	2166	5.9	2.50	18.10	19.35		Cuesta de Cura	SX		Extension
CRSX24-31C	926.00	927.50	1.5	1.2	1.10	0.6	71	11	3	1620	2.0	1.20	1.65	1.79		Cuesta de Cura	SX		Extension
CRSX24-31C	964.50	966.00	1.5	1.2	1.14	3.7	847	70	11	869	7.0	1.34	1.71	2.01		Cuesta de Cura	SX		Extension
CRSX24-31C	979.50	981.00	1.5	1.1	1.59	3.3	201	3010	34	20400	1.0	2.66	2.39	3.99		Cuesta de Cura	SX		Extension
CRSX24-31C	984.00	985.50	1.5	1.1	1.26	1.1	81	269	13	11200	1.0	1.83	1.88	2.74		Cuesta de Cura	SX		Extension
CRSX24-31C	1074.55	1076.00	1.5	1.1	7.29	19.0	936	23663	432	132466	1.0	14.16	10.56	20.53		Cuesta de Cura	SX		Extension
CRSX24-32	390.00	391.50	1.5	1.0	1.61	10.2	85	1445	2640	1075	2.0	1.83	2.42	2.75		Caracol	SX	Y	Sulphide
CRSX24-32	401.00	444.00	43.0	27.3	2.14	8.7	106	2368	1308	3968	1.3	2.42	92.12	104.06	1.5m @ 16.97g/t AuEq (15.65g/t Au, 49.4g/t Ag, 0.03% Cu, 1.12% Pb, 1.38% Zn)	Caracol	SX	Y	Sulphide
CRSX24-32A	538.30	542.50	4.2	3.2	1.62	13.5	126	1494	168	6749	3.3	2.02	6.79	8.47		Caracol	538.3 - 539.1 TRSX 539.1 - 542.5 SX	Y	Sulphide
CRSX24-32A	742.00	743.50	1.5	1.0	8.30	0.8	45	83	40	1310	1.0	8.38	12.45	12.57		Indidura	SX		Extension
CRSX24-32B	444.00	481.00	37.0	23.9	1.06	6.6	81	1241	872	3502	2.2	1.28	39.21	47.53		Caracol	SX	Y	Sulphide
CRSX24-32B	517.30	519.00	1.7	1.3	1.77	20.3	142	895	271	1460	1.0	2.06	3.01	3.51		Caracol	TRSX	Y	Sulphide
CRSX24-32B	540.15	544.50	4.4	3.5	3.18	14.1	175	2130	452	11521	3.0	3.77	13.85	16.41		540.15 - 542 Breccia 542 - 544.5 Caracol	540.15 - 542 TROH 542 - 544.5 TRSX	Y	Sulphide
CRSX24-32B	648.05	649.50	1.5	1.2	1.23	1.8	64	173	59	911	1.0	1.29	1.78	1.87		Caracol	SX		Sulphide
CRSX24-32B	729.35	734.80	5.4	4.4	1.10	13.8	178	859	199	3350	2.2	1.46	6.01	7.94		729.35 - 730.6 FG Intrusives - hdb-bi-pl 730.6 - 734.8 Indidura	729.35 - 729.4 SX 729.4 - 734.8 TRSX		Extension

CRSX24-32D	504.60	509.40	4.8	3.4	1.09	8.8	98	527	669	2687	2.5	1.31	5.24	6.28		Caracol	TROH	Y	Sulphide
CRSX24-32D	511.00	518.50	7.5	5.3	1.01	6.6	110	378	171	1237	1.3	1.14	7.56	8.55		Caracol	TRSX	Y	Sulphide
CRSX24-32D	549.20	549.80	0.6	0.4	14.45	125.0	385	1605	2130	8180	8.0	16.17	8.67	9.70	0.6m @ 16.17g/t AuEq (14.45g/t Au, 125g/t Ag, 0.04% Cu, 0.21% Pb, 0.82% Zn)	Caracol	TRSX	Y	Sulphide
CRSX24-32D	569.00	570.30	1.3	0.9	1.26	2.3	139	108	36	1305	2.0	1.35	1.64	1.75		Caracol	SX	Y	Sulphide
CRSX24-32D	763.30	768.50	5.2	3.1	1.31	12.0	475	1108	541	9009	18.7	1.97	6.82	10.26		Indidura	763.3 - 767.3 SX 767.3 - 768.5 TRSX		Extension
CRSX24-32D	861.60	862.95	1.4	0.8	1.29	9.3	705	250	85	2830	7.0	1.63	1.73	2.20		Indidura	SX		Extension
CRSX24-32D	986.70	987.20	0.5	0.3	6.03	10.6	466	6940	101	54100	7.0	8.88	3.02	4.44		Cuesta de Cura	SX		Extension
CRSX24-34	457.20	459.30	2.1	1.7	1.21	14.8	83	1799	1855	4939	1.1	1.60	2.54	3.36		Caracol	457.22 - 459.3 OX	Y	Sulphide
CRSX24-34A	539.30	552.00	12.7	10.8	2.73	20.1	296	719	798	5098	3.4	3.18	34.70	40.42	1.2m @ 12.62g/t AuEq (11.85g/t Au, 36.9g/t Ag, 0.03% Cu, 0.09% Pb, 0.9% Zn)	Caracol	539.3 - 545.5 TROH 545.5 - 552 TROL	Y	Sulphide
CRSX24-34A	562.50	573.50	11.0	8.4	1.26	4.4	118	601	98	3618	1.3	1.45	13.88	15.99		Caracol	TRSX	Y	Sulphide
CRSX24-34A	581.00	591.50	10.5	9.0	2.46	6.9	110	848	75	1909	1.3	2.62	25.86	27.50		Caracol	SX	Y	Sulphide
CRSX24-34A	600.00	619.00	19.0	16.1	1.15	4.9	150	754	103	1520	2.6	1.28	21.82	24.25		600 - 601.1 Caracol 601.1 - 619 Breccia	600 - 601.1 SX 601.1 - 619 OX	Y	Sulphide
CRSX24-34A	643.00	646.00	3.0	2.6	1.14	6.7	245	378	71	897	1.5	1.27	3.41	3.82		Caracol	TROL	Y	Sulphide
CRSX24-34A	669.03	670.23	1.2	1.0	1.75	9.0	203	380	101	3170	2.0	1.98	2.09	2.38		Caracol	TROL	Y	Sulphide
CRSX24-34A	698.68	701.38	2.7	2.1	6.40	47.5	1572	767	438	29285	2.3	8.23	17.29	22.21	1.2m @ 14.02g/t AuEq (12.9g/t Au, 40.4g/t Ag, 0.14% Cu, 0.03% Pb, 0.92% Zn)	698.68 - 699 Caracol 699 - 701.38 Indidura	698.68 - 698.9 TRSX 698.9 - 701.38 TROH	Y	698.68 - 700.22 Sulphide 700.22 - 701.38 Extension
CRSX24-34A	720.25	723.50	3.3	2.8	2.70	3.5	243	184	28	910	3.5	2.81	8.76	9.15		Indidura	TROH	Y	Extension
CRSX24-34A	775.60	788.02	12.4	10.6	3.15	5.0	234	924	141	1950	1.3	3.34	39.07	41.43	0.6m @ 50.08g/t AuEq (50g/t Au, 3.1g/t Ag, 0.01% Cu, 0.01% Pb, 0.06% Zn)	775.6 - 776.25 Indidura 776.25 - 788.02 FG Intrusives - hdb-bi-pl	775.6 - 776.25 TROH 776.25 - 787.84 SX 787.84 - 788.02 TRSX	Y	Extension
CRSX24-34A	794.20	797.00	2.8	2.4	2.07	41.8	432	585	2290	4221	7.3	2.89	5.79	8.11		FG Intrusives - hdb-bi-pl	SX		Extension
CRSX24-34A	854.90	856.50	1.6	1.4	1.09	5.4	260	1070	136	13400	16.0	1.85	1.74	2.96		Indidura	SX		Extension
CRSX24-34A	865.70	868.30	2.6	1.9	1.25	36.1	1006	6230	401	39246	21.5	3.75	3.25	9.74		Indidura	SX		Extension
CRSX24-34B	483.50	485.00	1.5	1.2	2.09	2.6	82	2580	319	1515	2.0	2.19	3.14	3.28		Caracol	SX	Y	Sulphide
CRSX24-34B	496.90	498.50	1.6	1.3	1.76	18.9	177	493	2160	2310	1.0	2.12	2.82	3.39		Caracol	SX	Y	Sulphide
CRSX24-34B	516.00	518.00	2.0	1.6	1.09	2.0	49	851	310	917	2.0	1.16	2.18	2.31		Caracol	SX	Y	Sulphide
CRSX24-34B	527.50	532.00	4.5	3.7	1.25	4.6	99	2221	693	1449	0.8	1.38	5.63	6.21		Caracol	SX	Y	Sulphide
CRSX24-34B	543.80	552.50	8.7	7.0	4.99	21.3	338	1077	411	3840	5.0	5.41	43.41	47.03	1.4m @ 23.65g/t AuEq (22.6g/t Au, 70.2g/t Ag, 0.05% Cu, 0.12% Pb, 0.6% Zn)	Caracol	543.8 - 544.3 SX 544.3 - 552.5 TROH	Y	Sulphide
CRSX24-34B	559.00	560.85	1.9	1.5	6.52	12.1	205	518	399	2680	4.0	6.78	12.06	12.54		Caracol	TROH	Y	Sulphide
CRSX24-34B	567.75	569.50	1.8	1.4	1.14	2.9	136	1280	60	1350	1.0	1.23	1.99	2.16		Caracol	TROL	Y	Sulphide
CRSX24-34B	577.00	593.10	16.1	13.1	1.35	4.4	193	294	67	3284	4.3	1.54	21.70	24.75		Caracol	TROL	Y	Sulphide
CRSX24-34B	604.50	606.00	1.5	1.2	1.60	1.1	57	134	32	331	1.0	1.63	2.40	2.45		Caracol	TROL	Y	Sulphide
CRSX24-34B	614.50	619.00	4.5	3.6	1.80	6.7	177	545	82	2090	2.3	1.97	8.10	8.87		Caracol	TRSX	Y	Sulphide
CRSX24-34B	630.50	640.50	10.0	8.1	1.01	2.6	128	194	40	870	1.6	1.09	10.14	10.91		Caracol	TRSX	Y	Sulphide
CRSX24-34B	664.00	665.65	1.6	1.3	2.11	11.9	302	223	82	2720	3.0	2.37	3.48	3.92		Caracol	664 - 665.6 TRSX 665.6 - 665.65 TROH	Y	Sulphide
CRSX24-34B	691.30	691.80	0.5	0.4	4.33	84.7	2550	886	470	20900	1.0	6.69	2.17	3.35		Indidura	TRSX	Y	Extension
CRSX24-34B	705.60	706.60	1.0	0.8	2.64	43.6	1845	394	554	53000	1.0	6.01	2.64	6.01		Indidura	TROL	Y	Extension
CRSX24-34B	716.25	722.00	5.8	4.7	1.91	7.8	211	146	83	2001	2.8	2.13	10.99	12.24	0.5m @ 12.63g/t AuEq	Indidura	SX	Y	Extension

														(12.05g/t Au, 34.8g/t Ag, 0.05% Cu, 0.04% Pb, 0.19% Zn)				
CRSX24-34B	733.80	737.00	3.2	2.6	1.10	7.0	166	138	157	1794	5.2	1.29	3.51	4.13		Indidura	TRSX	Y	Extension
CRSX24-34B	748.20	773.00	24.8	20.3	1.66	10.4	460	600	247	12724	3.6	2.47	41.09	61.33		Indidura	748.2 - 751.3 TROL 751.3 - 757.3 SX 757.3 - 771.9 TRSX 771.9 - 773 SX	Y	Extension
CRSX24-34B	791.00	793.00	2.0	1.9	2.40	2.8	122	81	40	1407	7.5	2.52	4.80	5.04		Indidura	SX	Y	Extension
CRSX24-34B	802.50	809.80	7.3	5.9	1.30	6.7	329	159	52	3925	4.2	1.62	9.49	11.80		Indidura	SX		Extension
CRSX24-34B	815.00	816.50	1.5	1.2	1.09	3.0	266	17	15	952	13.0	1.21	1.64	1.81		Indidura	SX		Extension
CRSX24-34B	819.60	821.00	1.4	1.1	1.82	2.4	85	373	27	2560	9.0	1.99	2.55	2.78		Indidura	SX		Extension
CRSX24-34B	843.00	847.95	5.0	4.1	2.20	31.9	996	2620	1670	24800	25.0	3.98	10.89	19.69		843 - 846 No Recovery 846 - 847.95 Indidura	843 - 846 NR 846 - 847.95 SX		Extension
CRSX24-34B	881.20	882.50	1.3	1.1	10.80	8.3	159	2450	206	12300	15.0	11.53	14.04	14.99	1.3m @ 11.53g/t AuEq (10.8g/t Au, 8.3g/t Ag, 0.02% Cu, 0.02% Pb, 1.23% Zn)	Cuesta de Cura	SX		Extension
CRSX24-34B	900.50	901.55	1.0	0.9	2.60	1.6	189	240	16	87	15.0	2.65	2.73	2.78		Cuesta de Cura	SX		Extension
CRSX24-34B	960.30	960.80	0.5	0.4	3.32	18.4	495	2940	158	20200	7.0	4.60	1.66	2.30		Cuesta de Cura	SX		Extension
CRSX24-34B	1022.45	1022.95	0.5	0.4	3.58	16.0	556	3590	98	78700	5.0	7.71	1.79	3.86		Cuesta de Cura	SX		Extension
CRSX24-36B	1092.70	1093.25	0.5	0.5	3.29	47.8	596	11250	4390	86400	9.0	8.32	1.81	4.58		Cuesta de Cura	SX		Extension
CRSX24-36B	1130.48	1131.90	1.4	1.3	1.10	11.4	2350	58	14	16100	0.5	2.34	1.56	3.32		Cuesta de Cura			Extension
CRSX24-36B	1160.00	1183.50	23.5	21.4	1.12	34.2	5874	160	189	1541	5.5	2.37	26.24	55.77		1160 - 1176.4 Cuesta de Cura 1176.4 - 1176.95 FG Intrusives - hdb-bi-pl 1176.95 - 1183.5 Cuesta de Cura	1160 - 1180.1 SX 1180.5 - 1183.5 SX		Extension
CRSX24-36B	1245.10	1245.80	0.7	0.6	3.17	13.0	462	5110	176	28100	1.0	4.77	2.22	3.34		La Peña	SX		Extension
CRSX24-37A	627.50	684.00	56.5	48.6	2.90	6.7	147	2511	342	3962	1.5	3.14	163.79	177.24	2m @ 16.55g/t AuEq (15.18g/t Au, 36.1g/t Ag, 0.05% Cu, 0.26% Pb, 2.47% Zn) 1.5m @ 29.52g/t AuEq (28.9g/t Au, 40.7g/t Ag, 0.02% Cu, 0.04% Pb, 0.45% Zn)	627.5 - 661.8 Caracol 661.8 - 665 Breccia 665 - 667.4 Caracol 667.4 - 681.05 Breccia 681.05 - 684 Indidura	627.5 - 668.1 SX 668.1 - 681.05 TROH 681.05 - 684 SX	Y	Sulphide
CRSX24-37A	698.50	700.00	1.5	1.3	1.02	17.3	129	1145	3630	3780	1.0	1.54	1.52	2.31		Indidura	SX	Y	Extension
CRSX24-37A	733.00	734.50	1.5	1.3	1.02	6.1	170	758	694	4520	9.0	1.35	1.52	2.03		Indidura	SX	Y	Extension
CRSX24-37A	758.50	759.70	1.2	1.0	1.88	2.9	40	441	49	934	2.0	1.97	2.26	2.36		Indidura			Extension
CRSX24-37A	774.50	776.00	1.5	1.3	1.63	5.5	258	2270	90	12000	3.0	2.32	2.45	3.48		Indidura	SX		Extension
CRSX24-37A	837.00	838.50	1.5	1.1	1.42	1.8	256	413	20	8500	21.0	1.89	2.13	2.84		Indidura	SX		Extension
CRSX24-37A	845.90	852.50	6.6	5.0	6.72	7.7	291	3379	45	7881	23.5	7.24	44.36	47.77	0.5m @ 83.39g/t AuEq (78.6g/t Au, 51g/t Ag, 0.1% Cu, 0.03% Pb, 8.24% Zn)	Indidura	SX		Extension
CRSX24-37A	873.95	876.25	2.3	1.7	1.11	14.5	568	2429	97	8598	9.7	1.78	2.56	4.10		Cuesta de Cura	SX		Extension
CRSX24-37A	935.20	937.50	2.3	2.0	2.41	30.3	651	999	621	21118	5.7	3.91	5.54	8.98		Cuesta de Cura	SX		Extension
CRSX24-37A	958.70	960.00	1.3	1.1	1.18	31.5	181	2430	404	944	10.0	1.62	1.53	2.11		Cuesta de Cura	SX		Extension
CRSX24-37A	997.55	999.05	1.5	1.1	2.95	6.6	736	628	46	40600	1.0	5.12	4.43	7.68		Cuesta de Cura	SX		Extension
CRSX24-37A	1053.05	1053.57	0.5	0.4	3.10	7.0	818	2760	30	60300	0.5	6.25	1.61	3.25		Cuesta de Cura	SX		Extension
CRSX24-37B	602.50	650.30	47.8	40.2	3.55	10.8	159	2584	839	5214	3.1	3.89	169.76	186.00	1.5m @ 21.44g/t AuEq (21.2g/t Au, 10.4g/t Ag, 0.01% Cu, 0.05% Pb, 0.3% Zn) 1.1m @ 15.6g/t AuEq (15.1g/t Au,	602.5 - 607.65 Caracol 607.65 - 611.35 Breccia 611.35 - 650.3 Caracol	602.5 - 607.65 TRSX 607.65 - 611.35 OX 611.35 - 619.3 TRSX	Y	Sulphide

															22.6g/t Ag, 0.03% Cu, 0.1% Pb, 0.55% Zn) 1.8m @ 11.03g/t AuEq (10.3g/t Au, 19.6g/t Ag, 0.05% Cu, 0.05% Pb, 1.27% Zn)		619.3 - 650.3 SX		
CRSX24-37B	661.00	670.20	9.2	7.7	1.58	4.1	91	1690	95	1125	1.3	1.68	14.54	15.45		Caracol	SX	Y	Sulphide
CRSX24-37B	679.35	684.50	5.1	4.3	2.16	6.0	197	401	280	5561	1.1	2.54	11.14	13.09		Caracol	TRSX	Y	Extension
CRSX24-37B	694.60	698.50	3.9	3.3	5.42	23.8	448	6900	926	15475	4.3	6.55	21.13	25.53	1.3m @ 17.26g/t AuEq (14.05g/t Au, 67g/t Ag, 0.12% Cu, 0.25% Pb, 4.46% Zn)	Caracol	TRSX	Y	Extension
CRSX24-37B	752.50	754.00	1.5	1.3	2.07	6.8	104	3870	135	1595	2.0	2.25	3.11	3.37		Indidura	SX		Extension
CRSX24-37B	840.00	841.50	1.5	1.1	2.13	3.0	190	232	54	5850	33.0	2.48	3.20	3.72		Indidura	SX		Extension
CRSX24-37B	852.40	854.00	1.6	1.2	1.13	3.0	95	246	44	2110	17.0	1.28	1.80	2.04		Indidura	SX		Extension
CRSX24-37B	876.36	876.86	0.5	0.4	4.64	9.0	1485	131	31	1055	8.0	4.99	2.32	2.50		Cuesta de Cura	SX		Extension
CRSX24-37B	898.70	899.40	0.7	0.6	14.25	73.0	1370	14050	1165	25200	5.0	16.56	9.97	11.59	0.7m @ 16.56g/t AuEq (14.25g/t Au, 73g/t Ag, 0.14% Cu, 0.12% Pb, 2.52% Zn)	Cuesta de Cura	SX		Extension
CRSX24-37B	958.00	959.50	1.5	1.3	1.99	6.5	233	877	42	2410	30.0	2.22	2.99	3.32		Cuesta de Cura	SX		Extension
CRSX24-37B	1118.70	1119.25	0.5	0.5	8.55	3.0	911	80	25	188000	0.5	17.95	4.70	9.87		Cuesta de Cura	SX		Extension
CRSX24-37B	1153.60	1154.10	0.5	0.4	7.13	11.2	971	19800	89	177000	0.5	16.09	3.57	8.05		La Peña	SX		Extension

Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added

Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Pb = 0.9usd lb, Zn = 1.2usd lb. See "Gold Equivalent Calculations" for additional information.

FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 2: Camino Rojo Sulphide Extension Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRSX23-28	243384.3	2676158.3	1956.5	153.8	-61.89	1050.0
CRSX24-25E	243501.5	2676087.5	1954.6	127.5	-60.00	1200.4
CRSX24-25F	243501.5	2676087.5	1954.6	140.0	-72.00	1250.1
CRSX24-25G	243501.5	2676087.5	1954.6	140.0	-72.00	1224.1
CRSX24-30	243402.7	2676157.9	1956.4	146.5	-63.60	1030.7
CRSX24-30B	243402.7	2676157.9	1956.4	149.6	-56.75	1000.3
CRSX24-31A	243665.5	2676153.9	1953.4	148.4	-63.04	1080.0
CRSX24-31B	243665.5	2676153.9	1953.4	134.4	-65.10	1100.7
CRSX24-31C	243665.5	2676153.9	1953.4	147.6	-71.54	1181.5
CRSX24-32	244056.7	2676258.6	1948.2	110.0	-79.20	444.0
CRSX24-32A	244056.7	2676258.6	1948.2	102.3	-61.80	986.3
CRSX24-32B	244056.7	2676258.6	1948.2	125.2	-66.55	999.5
CRSX24-32D	244056.7	2676258.6	1948.2	87.0	-56.79	1003.0
CRSX24-33	243550.1	2676266.6	1955.5	180.0	-88.60	410.5
CRSX24-33A	243550.1	2676266.6	1955.5	173.1	-67.92	920.0
CRSX24-33C	243550.1	2676266.6	1955.5	137.0	-63.89	895.6
CRSX24-33C-1	243550.1	2676266.6	1955.5	137.0	-63.89	661.0
CRSX24-34	243889.3	2676286.6	1949.7	155.0	-72.78	459.3
CRSX24-34A	243889.3	2676286.6	1949.6	139.0	-62.00	1002.7
CRSX24-34B	243889.3	2676286.6	1949.6	179.5	-67.83	1029.5
CRSX24-36B	243305.3	2676111.1	1957.9	151.7	-61.10	1306.2
CRSX24-37A	243682.3	2676269.9	1953.9	145.6	-64.12	1125.0
CRSX24-37B	243682.3	2676269.9	1953.9	130.0	-63.60	1172.0